UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hogan, John J
   1643 North Harrison Parkway
   Sunrise, FL  33323
   USA
2. Issuer Name and Ticker or Trading Symbol
   Mortgage.com, Inc.
   MDCM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 2000
5. If Amendment, Date of Original (Month/Year)
   June 8, 2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |988,176            |D     |                           |
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Common Stock               |05/08/|P   | |4,900             |A  |           |9,900              |I     |(1)                        |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |05/08/|P   | |100               |A  |           |10,000             |I     |(1)                        |
                           |00    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$1.07   |07/01|A   | |87,500     |A  |07/01|07/01|Common Stock|87,500 |       |87,500      |D  |            |
(right to buy)        |        |/97  |    | |           |   |/97  |/07  |            |       |       |            |   |            |
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Employee Stock Option |$1.07   |07/01|A   | |87,500     |A  |07/01|07/01|Common Stock|87,500 |       |87,500      |D  |            |
(right to buy)        |        |/97  |    | |           |   |/98  |/07  |            |       |       |            |   |            |
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Employee Stock Option |$1.64   |10/31|A   | |140,000    |A  |(2)  |10/31|Common Stock|140,000|       |140,000     |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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Employee Stock Option |$2.14   |02/28|A   | |350,000    |A  |(3)  |02/28|Common Stock|350,000|       |350,000     |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/10  |            |       |       |            |   |            |
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Employee Stock Option |$1.7025 |05/11|A   |V|25,000     |A  |(4)  |05/11|Common Stock|25,000 |       |298,000     |D  |            |
(right to buy)        |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) By Connolly Hogan 1992 Family
Trust.
(2) Options for 28,000 shares were exercisable on October 31, 1999, the remaining 112,000 shares vest in four equal installment of 28,000 shares each year commencing on October 31,
2000.
(3) Options for 70,000 shares were exercisable on February 28, 2000; the remaining 280,000 shares vest in four equal installments of 70,000 shares each year commencing on February 28,
2001.
(4) The option vests in four annual installments of 6,250 shares each year commencing on May 11, 2001.
SIGNATURE OF REPORTING PERSON
/s/ John J. Hogan by Edward T. Kirchmier, Atty.-in-fact
DATE
August 10, 2000